VATECH

TELEFAX

03 OCT 28 AM 7:21

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An: To:	SEC	Datum: Date:	28.10.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Filing Number 82-3910**		

03032977

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
NOV 06 2003
THOMSON FINANCIAL

dlw 10/30

VOEST-ALPINE INDUSTRIEANLAGENBAU

PRESS RELEASE

VAI accepts Top Honors as "Foreign Technical Experts" in China

VAI Industries (UK) Ltd, the UK-based subsidiary of VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), are pleased to announce that the commissioning team on the New Heavy Plate Mill at the Anshan Iron & Steel Company (ANGANG) works in Liaoning Province, PR China, has been awarded the distinction of "Foreign Technical Experts contributing to the economic and social development of Liaoning Province"

Award to only 32 out of more than 200.000 foreign workers

Of the reported 200,000+ foreign workforce presently working in the Liaoning Province, only 32 individuals were selected to receive this honour. Through considerable VAI UK effort and cooperation with the ANGANG engineering staff, the success of this project was such that this award was given to the commissioning team.

In a banquet and ceremony held in the city of Sheynang, as the kick off to the Chinese National holiday, Governor Bo Xilia presented the VAI UK commissioning team this honour of distinction for achievements in successful installation and commissioning of the New Heavy Plate Mill.

High-Tech Solutions for China

The contract for a new 4.3 metre plate mill stand (Order Value EUR 21 m) was awarded in September 2001 and is due for completion at the beginning of 2004. VAI's scope of supply comprised a new hot mill stand (including side guides), drive spindles, roll change equipment and level 1 and 2 automation systems. When fully commissioned, the mill will be capable of reducing slabs up to 300 mm thick down to 6mm and up to 4 metres wide. Total plate production is scheduled to be one million tonnes per year.

++++2003-10-28

VOEST-ALPINE INDUSTRIEANLAGENBAU (VAI), a company of the listed VA Technologie AG, is one of the world's leading engineering and plant-building companies for the iron, steel and aluminum industries with a multinational company structure and special focus on technology, automation and services. VAI achieved total sales of 1.024 millions EUR in 2002 and employs approximately 3,300 people worldwide.

This and other VAI and VA TECH Group press releases are available on the homepages www.vatech.at and www.vai.at or can be individually received via our automatic mailing service.

For further information please contact:
Dr. Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel:++43 732 6986-9222, Fax:++43 732 6980-3416
e-mail: wolfgang.schwaiger@vatech.at

Klemens Possart
Turmstraße 44, A-4031 Linz
Tel: +43 732/6592-5501, Fax: +43 732/6980-5886
e-mail: klemens.possart@vai.at